Exhibit 99.2
CHINA YUCHAI INTERNATIONAL LIMITED
UNAUDITED CONSOLIDATED INCOME STATEMENTS
For the quarter ended September 30, 2011 and 2010
(RMB and US$ amounts expressed in thousands, except per share data)

	30 September 2011		30 September 2010
	RMB ’000	US$ ’000	RMB ’000	US$ ’000
Revenue, net	3,448,254	542,613	3,332,490	524,397
Cost of goods sold	2,757,258	433,879	2,563,167	403,337

Gross profit	690,996	108,734	769,323	121,060
Other expenses/(income)	25,927	4,080	(36,533)	(5,749)
Research & development costs	83,458	13,133	95,705	15,060
Selling, general and administrative expenses	414,673	65,252	355,453	55,934

Operating profit	166,938	26,269	354,698	55,815
Finance cost	24,807	3,904	21,011	3,306
Share of profit of associates	(353)	(56)	(258)	(41)
Share of loss/(profit) of joint ventures	9,916	1,560	(1,104)	(174)

Profit before tax from continuing operations	132,568	20,861	335,049	52,724
Income tax expense	31,456	4,950	51,357	8,081

Profit for the period from continuing operations	101,112	15,911	283,692	44,643
Loss/(profit) from discontinued operations	483	76	(2,179)	(343)

Profit for the period	100,629	15,835	285,871	44,986

Attributable to:
Owners of the Parent	63,641	10,015	217,484	34,224
Non-controlling interests	36,988	5,820	68,387	10,762

	100,629	15,835	285,871	44,986

Net earnings per common share	1.71	0.27	5.84	0.92

CHINA YUCHAI INTERNATIONAL LIMITED
UNAUDITED CONSOLIDATED INCOME STATEMENTS
For the nine months ended September 30, 2011 and 2010
(RMB and US$ amounts expressed in thousands, except per share data)

	30 September 2011		30 September 2010
	RMB ’000	US$ ’000	RMB ’000	US$ ’000
Revenue, net	11,697,838	1,840,759	12,418,092	1,954,097
Cost of goods sold	9,291,595	1,462,115	9,728,471	1,530,861

Gross profit	2,406,243	378,644	2,689,621	423,236
Other income	(14,784)	(2,326)	(72,285)	(11,375)
Research & development costs	243,420	38,304	245,911	38,696
Selling, general and administrative expenses	1,291,951	203,300	1,361,457	214,237

Operating profit	885,656	139,366	1,154,538	181,678
Finance cost	100,149	15,759	97,571	15,354
Share of profit of associates	(1,325)	(208)	(61)	(10)
Share of loss of joint ventures	36,937	5,812	6,513	1,025

Profit before tax from continuing operations	749,895	118,003	1,050,515	165,309
Income tax expense	140,513	22,111	167,918	26,423

Profit for the period from continuing operations	609,382	95,892	882,597	138,886
Loss/(profit) from discontinued operations	483	76	(2,179)	(343)

Profit for the period	608,899	95,816	884,776	139,229

Attributable to:
Owners of the Parent	449,238	70,692	668,372	105,175
Non-controlling interests	159,661	25,124	216,404	34,054

	608,899	95,816	884,776	139,229

Net earnings per common share	12.05	1.90	17.93	2.82

CHINA YUCHAI INTERNATIONAL LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(RMB and US$ amounts are expressed in thousands)

	As of December
	31, 2010	As of September 30, 2011
	RMB ’000	RMB ’000	US$ ’000
	(audited)	(unaudited)	(unaudited)
Cash and cash equivalents	4,060,990	2,583,096	406,473
Trade and bills receivable, net	4,234,475	8,335,725	1,311,700
Inventories, net	2,632,860	2,199,163	346,058
Other current assets	452,578	737,765	116,094

Current assets	11,380,903	13,855,749	2,180,325

Property, plant and equipment	3,276,302	3,438,696	541,109
Prepaid operating leases	407,468	392,203	61,717
Goodwill	212,636	212,636	33,460
Investment in associates and joint ventures	552,923	536,712	84,456
Other non-current assets	416,031	320,781	50,478

Non-current assets	4,865,360	4,901,028	771,220

Total assets	16,246,263	18,756,777	2,951,545

Trade and bills payable	5,699,334	5,882,222	925,620
Interest bearing loans and borrowings	423,543	2,585,577	406,863
Other current liabilities	2,769,730	2,851,677	448,737

Current liabilities	8,892,607	11,319,476	1,781,220

Interest bearing loans and borrowings	201,850	144,951	22,809
Deferred grants	269,736	331,025	52,090
Other non-current liabilities	96,143	78,091	12,289

Non-current liabilities	567,729	554,067	87,188

Total liabilities	9,460,336	11,873,543	1,868,408

Equity attributable to owners of the Parent	5,097,947	5,171,013	813,705
Non-controlling interests	1,687,980	1,712,221	269,432

Total equity	6,785,927	6,883,234	1,083,137

Total equity and liabilities	16,246,263	18,756,777	2,951,545

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